OFFICER'S FINANCIAL CERTIFICATION

I, William Goldberg, certify that:

(1) the financial statements of Oak and Grist Distilling Company, L.L.C. included in this Form are true and complete in all material respects; and

(2) reviewed financial statements by a public accountant are not available.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

Company: Oak and Grist Distilling Company, L.L.C.

By: *William Goldberg*
William Goldberg (Dec 30, 2020 10:13 EST)

Printed: William Goldberg

Title: President

Oak & Grist Distilling Company LLC
Balance Sheet
As of December 31, 2018

		Total
ASSETS		
Current Assets		
Bank Accounts		
Business Account (0677) (deleted)		6 621 28
OG Checking		16 682 28
Total Bank Accounts	$	**23,303.56**
Accounts Receivable		
Accounts Receivable (A/R)		6 485 58
Total Accounts Receivable	$	**6,485.58**
Other Current Assets		
Inventory Asset		
Aging Spirits		70 761 89
Barrels		6 830 00
Gain		1 500 00
Total Inventory Asset	$	**79,091.89**
Items Purchased for Resale		1 571 00
Uncategorized Asset		2 148 31
Undeposited Funds		954 51
Total Other Current Assets	$	**83,765.71**
Total Current Assets	$	**113,554.85**
Fixed Assets		
Accumulated Depreciation		-354 269 80
Computer Equipment		2 252 36
Distillery Equipment		496 797 65
Distillery Truck		15 312 50
Total Fixed Assets	$	**160,092.71**
Other Assets		
Construction Deposits		0 00
Equipment-Not in Service		0 00
Total Other Assets	$	**0.00**
TOTAL ASSETS	$	**273,647.56**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		4 007 50
Total Accounts Payable	$	**4,007.50**
Credit Cards		
Distillery Card		8 028 78
Total Credit Cards	$	**8,028.78**
Other Current Liabilities		
North Carolina Dept. of Revenue Payable		341 20
Payroll Tax Liability		575 40
Square Tips		1 328 26
Unassigned Tax Agency for Apps Payable		0 00
Total Other Current Liabilities	$	**2,244.86**
Total Current Liabilities	$	**14,281.14**
Long-Term Liabilities		
Due to York Construction		140 291 36
Total Long-Term Liabilities	$	**140,291.36**
Total Liabilities	$	**154,572.50**
Equity		
Investment		680 406 06
Opening Balance Equity		0 00
Retained Earnings		-383 263 26
Net Income		-178 067 74
Total Equity	$	**119,075.06**
TOTAL LIABILITIES AND EQUITY	$	**273,647.56**

Oak & Grist Distilling Company LLC
Profit and Loss
January - December 2018

		Total
Income		
Discounts		-502 80
Refunds-Allowances		4 842 14
Sales		24 264 53
Square Income		27 620 03
Total Income	$	**56,223.90**
Cost of Goods Sold		
Supplies & Materials - COGS		35 732 36
Total Cost of Goods Sold	$	**35,732.36**
Gross Profit	$	**20,491.54**
Expenses		
Advertising		3 411 67
Bank Charges		51 00
Charitable Contributions		1 856 32
Commissions & fees		303 55
Depreciation Exp		64 134 00
Dues & Subscriptions		2 946 04
Equipment		7 775 43
Freight & Delivery		400 00
Insurance		9 139 00
Job Materials		200 81
Legal & Professional Fees		6 506 82
Meals and Entertainment		239 72
Office Expenses		1 181 98
Other General and Admin Expenses		496 16
Payroll Expenses		26 565 12
Postage & Delivery Expense		2 00
Professional/Product Development		3 037 08
Promotional		3 568 73
Repair & Maintenance		2 693 76
Security		342 00
Square Fees		711 13
Subcontractors		5 373 37
Supplies		24 384 30
Taxes & Licenses		8 339 60
Travel		925 13
Travel Meals		133 47
Uncategorized Expense		8 028 78
Utilities		15 212 31
Total Expenses	$	**197,959.28**
Net Operating Income	-$	**177,467.74**
Other Expenses		
Miscellaneous		600 00
Total Other Expenses	$	**600.00**
Net Other Income	-$	**600.00**
Net Income	-$	**178,067.74**

Oak & Grist Distilling Company LLC
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income		-178 067 74
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-6 032 58
Inventory Asset:Aging Spirits		-1 651 77
Items Purchased for Resale		-1 571 00
Uncategorized Asset		-2 148 31
Accumulated Depreciation		64 134 00
Accounts Payable (A/P)		4 007 50
Distillery Card		8 028 78
North Carolina Dept. of Revenue Payable		341 20
Payroll Tax Liability		-306 68
Square Tips		987 40
Unassigned Tax Agency for Apps Payable		-510 08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	65,278.46
Net cash provided by operating activities	-$	112,789.28
FINANCING ACTIVITIES		
Investment		50 113 25
Net cash provided by financing activities	$	50,113.25
Net cash increase for period	-$	62,676.03
Cash at beginning of period		86 934 10
Cash at end of period	$	24,258.07

Oak & Grist Distilling Company
Statement of Unitholders' Equity
For the year Ending December 31, 2018

	Common Stock	Retained Earnings	Total Unitholders' Capital
Balance as of Jan 01, 2018	1235965	-$205,195.52	$630,292.81
Issuance of common stock	38571		$50,113.25
Net income		-$178,067.74	
Balance as of Dec 31, 2018	1274536	-$383,263.26	$680,406.06

Oak & Grist Distilling Company LLC
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
OG Checking	79 143 35
Total Bank Accounts	$ 79,143.35
Accounts Receivable	
Accounts Receivable (A/R)	6 333 42
Total Accounts Receivable	$ 6,333.42
Other Current Assets	
Inventory Asset	470 78
Aging Spirits	100 188 66
Barrels	10 940 00
Gain	1 500 00
Packaging	7 366 76
Total Inventory Asset	$ 120,466.20
Items Purchased for Resale	4 285 16
Uncategorized Asset	0 00
Undeposited Funds	260 01
Total Other Current Assets	$ 125,011.37
Total Current Assets	$ 210,488.14
Fixed Assets	
Accumulated Depreciation	-404 784 92
Computer Equipment	5 262 11
Distillery Equipment	498 871 11
Distillery Truck	15 312 50
Total Fixed Assets	$ 114,660.80
Other Assets	
Construction Deposits	0 00
Equipment-Not in Service	16 577 00
Total Other Assets	$ 16,577.00
TOTAL ASSETS	$ 341,725.94
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0 00
Total Accounts Payable	$ 0.00
Credit Cards	
Distillery Card	7 520 99
Total Credit Cards	$ 7,520.99
Other Current Liabilities	
North Carolina Dept. of Revenue Payable	0 00
Payroll Tax Liability	1 785 87
Sales Tax Payable	552 60
Square Tips	0 00
Unassigned Tax Agency for Apps Payable	0 00
Total Other Current Liabilities	$ 2,338.47
Total Current Liabilities	$ 9,859.46
Long-Term Liabilities	
Due to York Construction	140 291 36
Total Long-Term Liabilities	$ 140,291.36
Total Liabilities	$ 150,150.82
Equity	
Investment	935 268 68
Opening Balance Equity	0 00
Retained Earnings	-561 331 00
Net Income	-182 362 56
Total Equity	$ 191,575.12
TOTAL LIABILITIES AND EQUITY	$ 341,725.94

Oak & Grist Distilling Company LLC
Profit and Loss
January - December 2019

	Total
Income	
Discounts	-134 15
Other Income	255 00
Sales	20 011 59
Sales of Product Income	23 429 41
Square Income	47 094 12
Total Income	**$ 90,655.97**
Cost of Goods Sold	
Purchases - COS	1 099 37
Supplies & Materials - COGS	28 286 67
Total Cost of Goods Sold	**$ 29,386.04**
Gross Profit	**$ 61,269.93**
Expenses	
Advertising	8 386 25
Auto Expense	237 06
Bank Charges	571 22
Charitable Contributions	2 165 86
Commissions & fees	762 83
Depreciation Exp	50 515 12
Dues & Subscriptions	3 437 20
Equipment	3 081 44
Freight & Delivery	600 00
Insurance	11 689 00
Interest Expense	160 43
Legal & Professional Fees	20 306 01
Meals and Entertainment	2 036 08
Office Expenses	5 873 58
Payroll Expenses	47 399 58
Postage & Delivery Expense	333 03
Professional/Product Development	164 00
Promotional	8 636 71
Repair & Maintenance	15 137 69
Small Equipment > $2,500	142 00
Square Fees	1 335 86
Subcontractors	1 035 00
Supplies	6 099 69
Taxes & Licenses	13 782 82
Taxes - Property	14 422 58
Travel	2 701 34
Travel Meals	117 45
Uncategorized Expense	950 00
Utilities	20 196 06
Web Expenses	990 00
Total Expenses	**$ 243,265.89**
Net Operating Income	**-$ 181,995.96**
Other Expenses	
Miscellaneous	148 64
Penalties & Settlements	217 96
Total Other Expenses	**$ 366.60**
Net Other Income	**-$ 366.60**
Net Income	**-$ 182,362.56**

Oak & Grist Distilling Company LLC
Statement of Cash Flows
January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	-182 362 56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	152 16
Inventory Asset	-470 78
Inventory Asset:Aging Spirits	-29 426 77
Inventory Asset:Barrels	-4 110 00
Inventory Asset:Packaging	-7 366 76
Items Purchased for Resale	-2 714 16
Uncategorized Asset	2 148 31
Accumulated Depreciation	50 515 12
Computer Equipment	-3 009 75
Distillery Equipment	-2 073 46
Equipment-Not in Service	-16 577 00
Accounts Payable (A/P)	-4 007 50
Distillery Card	-507 79
North Carolina Dept. of Revenue Payable	-341 20
Payroll Tax Liability	1 210 47
Sales Tax Payable	552 60
Square Tips	-1 328 26
Unassigned Tax Agency for Apps Payable	0 00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 17,354.77
Net cash provided by operating activities	-$ 199,717.33
FINANCING ACTIVITIES	
Investment	254 862 62
Opening Balance Equity	0 00
Net cash provided by financing activities	$ 254,862.62
Net cash increase for period	$ 55,145.29
Cash at beginning of period	24 258 07
Cash at end of period	$ 79,403.36

Wednesday Dec 23 2020 08 04 14 AM GMT-8

Oak & Grist Distilling Company
Statement of Unitholders' Equity
For the year Ending December 31, 2019
(unaudited)

	Common Stock	Retained Earnings	Total Unitholders' Capital
Balance as of Jan 01, 2019	1274536	-$383,263.26	$680,406.06
Issuance of common stock	151388		$254,862.62
Net income		-$182,362.56	
Balance as of Dec 31, 2019	1425924	-561,331.00	$935,268.68

Oak & Grist Distilling Company
NOTES TO FINANCIAL STATEMENTS
For the years ending December 31, 2018 & December 31, 2019
(unaudited)

NOTE 1 – Nature of Operations

Oak & Grist Distilling Company, (which may be referred to as the "Company," "we," "us," or "our"). The company is a craft liquor distillery. The Company incorporated on December 14, 2015 in the state of North Carolina. The Company did not begin operations until 2017.

Since inception, the Company has relied on funds received from its founders, investors, and sales to fund its operations. As of December 31, 2019, the Company had $79,143.35 in working capital and will likely incur losses prior to generating positive working capital. These matters raise concern about the Company's ability to continue as a going concern (see note 6). During the next 12 months, the Company intends to fund. Its operations with funding from a crowdfunding campaign (see note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot. Secure. Additional short-term capital, the Company may cease operations. These financial statements and related notes hereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting. Policies of the Company conform to. accounting principles. Generally. Accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The company did not use any estimates in the preparation of the financial statements in. conformity with GAAP.

Risks and Uncertainties

The company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

As of December 31, 2019, the Company has $79,143.35 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, requiring payment before services are rendered or net 30 days. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes its accounts receivable credit risk exposure is limited, and it has not experienced significant write downs in its accounts receivables balances.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash. Flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2019, the Company has acquired $536,002.72 in fixed assets which have been capitalized in accordance with generally accepted accounting principles.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is taxed as "LLC" Limited Liability Company.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The company will recognize future. Accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when delivery has occurred, or services have been rendered. As of December 31, 2019, the Company has recognized $166,292.26 in sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Inventory Asset Costs

The company applies raw material costs to Inventory Assets as expenses occur during the production of the Company's goods. Those associated costs for products and materials sold are reported on financials at the time of sale as Supplies and Materials – Cost of Goods Sold. Reported Inventory Assets do not reflect the full value of goods produced. Actual value of goods produced is dependent and determined by the amount of time goods produced are matured for, industry accepted pricing, and changes in Cost of Goods Sold.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures. Balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – Income Tax Provision

The Company has filed its income tax return for all periods of operation ending December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – Commitments and Contingencies

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – Equity

Issuance of Common Stock

The has been a total of 425,924 issued units of common units as of December 31, 2019

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company Incorporated on December 15, 2015 and is in the fourth year of operations in the United States. The Company's ability to continue to operate is dependent upon management's plan to raise additional funds (see NOTEs 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

NOTE 7 – Subsequent Events

Anticipated Crowdfunding Offering

The Company is offering units of equity (the "Equity"). The Company is in the process of raising a minimum of $50,000.72 in this offering and up to $249,998.98 maximum.

The Crowdfunding Offering is being made through Localstake (the "Intermediary"). The Company will pay a placement fee to the intermediary of 5% on all gross proceeds received by the Company from the sale of the sale of Class B units in the offering.

Issuance of Debt
The Company has issued promissory notes totaling $140,291.36. The notes have an interest rate of 1.5% and matures June 30, 2047.

Issuance of Equity

The Company has issued a total of 425,924 common units at a price of $1.75 per unit from December 2015 through December 2019. The Company has also issued 1,000,000 preferred units at a price of between $.025 and $1.70 from December 2015 through December 2019.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.